[LETTERHEAD OF PAUL, HASTINGS, JANOFSKY & WALKER LLP]


(714) 668-6244
chrismanderson@paulhastings.com


September 8, 2005

VIA EDGAR


Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, DC  20549

Attention:  Mark P. Shuman, Esq.
--------------------------------

Re:      TCI Solutions, Inc.
         Schedule 13E-3, as amended
         Filed on July 12, 2005
         File No. 5-55375
         Preliminary Schedule 14A, as amended
         Filed on July 12, 2005
         File No. 0-49783

Ladies and Gentlemen:

The following response addresses the comments received from the Staff of the Securities and Exchange Commission (the "Staff") by letter dated August 18, 2005 (the "Comment Letter"), regarding the above-referenced filings of TCI Solutions, Inc. ("TCI" or the "Company") under the Securities Exchange Act of 1934. The Staff's comments are set forth below in bold, followed by TCI's response to each comment. Our responses have been numbered to correspond to the numbers assigned to each of the Staff's comments in the Comment Letter.

Schedule 13E-3, as amended
--------------------------

Item 16.  Exhibits
------------------

1. Please refer to prior comment 6. We note your response that you do not believe that these agreements are required to be filed pursuant to Item 1016(d) of Regulation M-A. However, since the Stock Purchase Agreement required the parties to execute and deliver the Ancillary Agreements, including the Escrow Agreement and the Registration Rights Agreement, and Article 2.2(j) of the Stock Purchase Agreement required


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September 8, 2005
Page 2


         the institutional investors "to deliver a certified copy of the resolutions adopted by the Board of Directors of the Company [(TCI)] approving this Agreement, the Merger Agreement and the other Ancillary Agreements," it appears that these Ancillary Agreements were material parts of the terms of the Stock Purchase Agreement and should be filed as exhibits pursuant to Item 1016(d) of Regulation M-A.

RESPONSE:
---------

         The Registration Rights Agreement and Escrow Agreement have been filed as Exhibits (d)(3) and (d)(4), respectively, to the Schedule 13E-3/A.

2. Please refer to prior comment 7. We note your response that The Mentor Group provided a lengthy and detailed verbal presentation to the board explaining how it determined the transaction to be fair to all the stockholders of TCI. In such cases, the oral presentation should be summarized fairly and adequately and any documents, "talking papers," or background materials presented to the board must be filed as exhibits to the Schedule 13E-3 and provided to shareholders or summarized with an accompanying Item 1015(c) statement. Please advise whether the disclosure on pages 22-27 sets forth a fair and adequate summarization of the verbal presentation by The Mentor Group and if the presenters utilized any talking papers, slide show presentation, or other materials in making this lengthy presentation to the board.

RESPONSE:
---------

         The Mentor Group and the Company have confirmed that (i) the disclosure referred to in the Staff's comment 2 sets forth a fair and adequate summary of The Mentor Group's presentation, (ii) because the presentation was made via a telephone conference, the presenters did not utilize any talking papers, slide show presentation or other materials and (iii) the opinion was the only document delivered to the board in connection with the presentation.

Preliminary Proxy Statement on Schedule 14A, as amended
-------------------------------------------------------

General
-------

3. Please refer to prior comment 8. We note your amended disclosure that the 13e-3 transaction was in the best interest of TCI and all of its stockholders, including unaffiliated stockholders, and that the board made


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         this determination after analyzing the fairness to each class of stockholders separately. However, this language is ambiguous in terms of whether there was a collective evaluation of all stockholders, of which the unaffiliated holders are a part, or whether there was an evaluation as to the fairness to each distinct class of unaffiliated holders (i.e., unaffiliated holders of common, unaffiliated holders of Series A preferred and unaffiliated holders of Series B preferred stock). You should revise to express your views as to the fairness to each distinct class of unaffiliated holders and provide an explanation of the basis for the conclusion with respect to each class. Please revise the disclosure, especially on the cover page and in the forepart of the proxy statement, to refer to the fairness of this transaction to unaffiliated shareholders separately and not as a part of the aggregate, as required by Item 1014. See Question 19 of Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 17719, April 13, 1981.

RESPONSE:
---------

         The Mentor Group has provided a letter dated as of March 31, 2005 clarifying that its opinion speaks to the fairness of the transaction to all stockholders, individually and collectively, including without limitation to the holders of Series A Preferred Stock, Series B Preferred Stock and common stock who were unaffiliated with the Company. This letter has been attached to the proxy statement at Appendix C(ii). The proxy statement as been revised to state the board's view of the transaction's fairness to unaffiliated stockholders using this language.

Cover Page
----------

4. We note your reference to the board's approval of the merger agreement on March 31, 2005. You go on to state "the board of directors unanimously recommends that stockholders vote for the adoption of the merger agreement." Please revise to clarify whether this statement refers to the board as of March 31, 2005, or to the current board. If this statement refers to the current board, you should revise to clarify that three of the four current board members are affiliates of Retalix. This comment also applies to your disclosure in the Notice of Special Meeting of Stockholders.


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Securities and Exchange Commission
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RESPONSE:
---------

         In response to the Staff's comment, the cover page has been revised to clarify (i) that both the board as constituted on March 31, 2005 and the board as constituted on the date of the proxy statement unanimously recommend that stockholders vote for the adoption of the merger agreement, and (ii) Messrs. Shaked, Moshaioff and Spirer's relationships with Retalix.

5. Please refer to prior comment 10. Revise the sixth paragraph to include an introductory sentence, similar to that in the Notice of Special Meeting, to describe the relationship of the stock purchase transaction to the merger agreement that the stockholders are being asked to vote on.

RESPONSE:
---------

         The sixth paragraph has been revised to include this language.

Summary Term Sheet
------------------

6. Please refer to prior comment 14. We note your added disclosure relating to the institutional shareholders of TCI who are a party to the stock purchase agreement dated April 1, 2005. You should expand your disclosure to focus on the differences between the participation of these institutional investors, via their respective representatives on TCI's board, versus the participation of unaffiliated shareholders. According to the disclosure regarding the background of the merger, these board members had numerous opportunities to discuss and debate the terms of the proposed transactions with Retalix and received additional consideration, in the form of accelerated vesting of stock options, as a result of the merger agreement. Your expanded disclosure should clearly and succinctly detail the interests of the institutional investors and their affiliates in this transaction.

RESPONSE:
---------

         The Company has informed us that other than David Butler, who was both the Company's Chief Executive Officer and a director, and Mr. Jacobs, who participated in the initial discussions, no directors of the Company were actively involved in the negotiation of the transaction with Retalix. None of the directors affiliated with the selling stockholders participated in the negotiations. The proxy statement has been revised to clarify who negotiated for TCI and to eliminate language such as "the TCI board of directors and management carefully evaluated the structure of the proposed transaction..." (emphasis added) that may have inadvertently suggested


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Securities and Exchange Commission
Division of Corporation Finance
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Page 5


that the outside directors were involved in the negotiations. (See "SPECIAL FACTORS--Background of the Merger").

         In addition, the directors' stock options were not treated differently than any other holder's options. The draft proxy statement incorrectly reported that the directors received accelerated vesting of stock options, while unvested stock options were cancelled for all other holders. Except for Mr. Butler, none of the directors received accelerated vesting. All options for which the outside directors received cash payments had become fully vested in the ordinary course before April 1, 2005. Under Mr. Butler's employment agreement, the transaction was deemed to be a liquidation event, causing his unvested options to immediately vest. The revised proxy statement has been corrected to report that Mr. Butler's options were vested pursuant to his employment agreement and that none of the other directors received accelerated vesting.

Do TCI's directors and officers have interests in the merger that are different from, or in addition to, mine?
--------------------------------------------------------------------------------

7. We note from page 18 that pursuant to the stock purchase agreement, stock options which had previously been tendered by employees and directors in the tender offer commenced in October 2004, and would have been vested by April 1, 2005, were paid as a cash bonus. We also note that all unvested stock options, as of April 1, 2005, held by Messrs Butler, Raynor, Gardner, Koulogeorge and Houlihan, all directors of TCI at the time, were deemed vested and cancelled in return for cash payments, unlike all other unvested employee stock options. Since these payments were subtracted from the $3.4 million left for distribution to unaffiliated common shareholders, please revise to describe these interests here.

RESPONSE:
---------

         As explained in response to the Staff's comment 6, the draft proxy statement incorrectly reported that the directors' unvested options were deemed vested and cashed out. The proxy statement has been revised to correctly report that, other than Mr. Butler, whose unvested options were accelerated pursuant to his employment agreement, all options for which directors received consideration were fully vested.

8. Prominently disclose that three members of TCI's current board are affiliates of Retalix. The relationships between Retalix and Messrs. Shaked, Moshaioff and Spirer should be described and any material equity interests of these directors in Retalix should be disclosed.


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Securities and Exchange Commission
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Page 6


RESPONSE:
---------

         The proxy statement has been amended to set forth Messrs. Shaked, Moshaioff and Spirer's relationships with Retalix. We respectfully note that Retalix does not believe that Mr. Spirer is an affiliate of Retalix. Instead, Mr. Spirer is an Executive Vice President Operations of Retalix Holdings Inc., a wholly-owned subsidiary of Retalix. He also does not own a material equity interest in Retalix. Retalix believes that Mr. Spirer does not have the power to direct the management and policies of Retalix because (i) he is Executive Vice President Operations of Retalix Holdings Inc., a Retalix subsidiary, and not an executive officer of Retalix Ltd., and (ii) he holds neither a directorship of nor a material equity interest in Retalix.

         In further response to the Staff's comment, the disclosure throughout the proxy statement has been revised to address the relationships between Messrs. Shaked, Moshaioff, Spirer and Retalix.

Special Factors
---------------

Background of the Merger, page 6
--------------------------------

9. Please refer to prior comment 26. We note your amended disclosure regarding the interactions between representatives of TCI and Retalix. However, you state that Retalix approached TCI management on several occasions within the past two years concerning a possible acquisition of TCI by Retalix. Please identify the person or persons who approached TCI on behalf of Retalix. Describe the discussions that transpired in these interactions. See Instruction to paragraph (b) and (c) of Item 1005 of Regulation M-A. Expand your disclosure to describe the substance and extent of all material discussions regarding the possible acquisition of TCI by Retalix and the persons who participated in each discussion. In particular, summarize the material terms of any transaction discussed, including a per share acquisition price to the extent applicable.

RESPONSE:
---------

         In response to the Staff's comment, the Company has added additional detail about previous discussions between TCI and Retalix. We respectfully note that in these discussions no material terms were discussed other than the price range within which Retalix would be interested in acquiring TCI. Because TCI deemed the price inadequate, the discussions did not progress to other material terms. TCI and Retalix have informed us that the proxy statement as revised includes all facts they believe are material with respect to acquisition discussions between TCI and Retalix prior to January, 2005.


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Securities and Exchange Commission
Division of Corporation Finance
September 8, 2005
Page 7


10. Please refer to prior comment 28. We note your amended disclosure regarding the provisions of the stock purchase agreement that provided for the payment of options, bonuses and severance to TCI officers, directors and employees. We specifically note your disclosure that each director abstained from voting on his own compensation. However, the terms of the stock purchase agreement appear to treat all tendered stock options in the same manner and all unvested stock options held by directors in the same manner. Revise to more specifically describe the process through which these benefits to TCI affiliates became part of the stock purchase agreement between the parties.

RESPONSE:
---------

         The proxy statement notes that in February 2005, in anticipation of an imminent change of control transaction, the board decided to pay a bonus to all employees and directors who surrendered their options in lieu of issuing new options pursuant to the exchange offer. The Company's minutes memorializing this board decision note that each director abstained from voting on his own compensation. When negotiations proceeded between TCI and Retalix, TCI's management explained the decision to Retalix and insisted that such payments be included in the stock purchase agreement to ensure that the persons tendering options would receive their consideration in a timely manner.

Position of TCI as to the Fairness of the Merger, page 18
---------------------------------------------------------

11. Please refer to prior comment 31. You name six completed transactions that management analyzed to determine the valuations of comparable software companies. Please revise to provide an analysis as to why such valuations are useful to the valuation of TCI, including an explanation of why the other companies are deemed comparable. For instance, you state that, where possible, you compared TCI to business management software companies which had recently been acquired by an identified potential TCI acquirer, but provide no analysis as to why those companies were comparable to TCI.

RESPONSE:
---------

         The proxy statement has been revised to state in greater detail how the comparable companies and transactions were evaluated and why TCI's management believes such valuations are useful to the valuation of TCI.


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Securities and Exchange Commission
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Page 8


12. Please refer to prior comment 35. We note your disclosure that the merger is procedurally fair to all stockholders, including the public stockholders. What consideration, if any, was given to the fact that certain Series A and Series B stockholders would be subject to immediate tax liabilities that the selling stockholders would not necessarily face, due to their receipt of untaxed Retalix shares as half of their compensation, in making your determination as to the procedural fairness of the 13e-3 transaction to unaffiliated stockholders? You should also revise to state whether the varying tax consequences of the preferred stockholders were taken into consideration in making your determination as to the overall fairness of the 13e-3 transaction to the unaffiliated stockholders.

RESPONSE:
---------

         The proxy statement has been revised to explain that TCI would have preferred an all-cash transaction or a transaction in which all stockholders, including unaffiliated stockholders, received cash and Retalix stock in equal measure. However, Retalix did not wish to pursue either option. The revised proxy statement also includes disclosure explaining that, even though the taxation of the selling stockholders and unaffiliated stockholders would differ, TCI believed most unaffiliated stockholders would benefit from recognizing a likely capital loss upon the sale of their TCI shares for cash. With regard to the unaffiliated preferred stockholders, TCI does not believe that a difference in the timing of potential tax liability constitutes a material difference in the fairness of the consideration received. While the unaffiliated preferred stockholders would be taxed upon receiving the consideration, the selling stockholders would be subject to taxation upon the sale of their Retalix ordinary shares. Furthermore, the selling stockholders are subject to greater risk because their Retalix shares are restricted and could decline in value before they could be registered and sold.

13. We note your response to prior comment 35. Please expand your disclosure to explain why the Board considered the transaction fair absent the procedural safeguard set forth in Item 1014(c) of Regulation M-A. See Instruction 2 to Item 1014 of Regulation M-A.

RESPONSE:
---------

         In addition to the reasons set forth in the previous draft, the proxy statement has been revised to add that the board believes the transaction is procedurally fair because, among other reasons, stockholders may exercise appraisal rights under Delaware law and receive "fair value" for their stock (as determined by a Delaware court), and under Delaware law a merger with a controlling stockholder such as Retalix is subject to the


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Page 9


"entire fairness" standard of review even when negotiated and approved by a special committee of independent directors and approved by a majority of unaffiliated stockholders.

Opinion of Financial Advisor to the Board of Directors, page 22
---------------------------------------------------------------

14. We note your response that no written materials, other than the opinion attached as Appendix C, were provided to the board by The Mentor Group. Please revise your disclosure in this section to state that the narrative provided reflects only the substance of a verbal presentation and that no other materials were provided to the board regarding The Mentor Group's assumptions, analysis or conclusions as to the fairness of this transaction.

RESPONSE:
---------

         The proxy statement has been revised to include the disclosure referenced in comment 14.

15. Please refer to prior comment 36. The Mentor Group provided you with a written opinion that the purchase price to be received by the stockholders pursuant to the form of stock purchase and merger agreements was fair to the stockholders and TCI from a financial point of view. However, Item 1014 of Regulation M-A requires filing persons to address fairness or unfairness of the 13e-3 transaction to unaffiliated shareholders. It does not appear that this opinion addresses specifically the fairness to the unaffiliated stockholders in this 13e-3 transaction. Therefore, you should revise your disclosure here and throughout the document to c1arify that the opinion rendered by The Mentor Group does not speak directly to the opinion that the filing persons must [render] pursuant to Item 1014(a). Moreover, you should revise your disclosure in the discussions of the filing persons' positions as to the fairness of the transaction to state why the opinion provided by The Mentor Group should be considered in making those determinations of fairness, given that the opinion does not specifically speak to the fairness of the 13e-3 transaction to the unaffiliated stockholders.

RESPONSE:
---------

         As noted in response to the Staff's comment 3, The Mentor Group has delivered a letter clarifying that its opinion speaks to the fairness of the transaction to all TCI


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Securities and Exchange Commission
Division of Corporation Finance
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Page 10


stockholders, individually and collectively, including without limitation to the holders of Series A Preferred Stock, Series B Preferred Stock and common stock who were unaffiliated with the Company. The Company believes that this letter clarifies that The Mentor Group's opinion specifically addresses the fairness of the transaction to the unaffiliated stockholders and has clarified related disclosure in the proxy statement.

16. Please refer to prior comment 37. We note from your response that The Mentor Group conducted a valuation of TCI in December 2004 and delivered a draft opinion. Given that the draft opinion related to a valuation of TCI for a separate going private transaction and the proximity in time of that valuation to this transaction, it appears that this draft opinion is materially related to this l3e-3 transaction and falls within the scope of Item 1015 of Regulation M-A. See SEC No-Action Letter re: Charles L. Ephraim (available September 30, 1987) and In re: Meyers Parking System, Inc., Exchange Act Release No. 26069, September 12, 1988, SEC Docket, Volume 41, No. 16. In addition, please quantify any consideration received by The Mentor Group for its earlier engagement. See Item 1015(b)(4) of Regulation M-A.

RESPONSE:
---------

         In response to the Staff's comment, this unsigned draft opinion has been attached to the proxy statement as Appendix C(iii). The disclosure regarding The Mentor Group's opinion has also been revised to discuss this draft opinion and the earlier engagement, including consideration paid.

17. Please refer to prior comment 38. While we note your response that this qualification has been removed from the proxy statement, a similar statement still appears on page 25.

RESPONSE:
---------

         In response to the Staff's comment, this statement has been removed.

Position of Retalix as to the Fairness of the Merger, page 28
-------------------------------------------------------------

18. Please refer to prior comment 42. We note your response that Retalix did not separately evaluate TCI's preferred stock and common stock nor did Retalix separately evaluate the fairness of the transaction to the set of stockholders who participated in the stock purchase from the stockholders who did not. However, Item 1014 requires Retalix specifically to address


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Page 11


         the fairness or unfairness of the 13e-3 transaction to unaffiliated stockholders in that transaction. Therefore, Retalix should reevaluate the fairness of this transaction to the unaffiliated stockholders and provide its position as to the fairness or unfairness of this transaction to those stockholders as required. See Question 19 of Interpretive Release Relating to Going Private Transactions Under Rule 13e-3, Exchange Act Release No. 17719, April 13, 1981.

RESPONSE:
---------

         In response to the Staff's comment, we have noted in the proxy statement that Retalix reasonably believes that the transaction is fair to the unaffiliated stockholders. In determining that the transaction is fair to the unaffiliated stockholders, Retalix considered several factors. First, Retalix believes that the purchase price paid for TCI as a whole is fair based on the arm's-length negotiation of a purchase price for the entire equity of TCI, and Retalix's review of TCI's revenue levels, future prospects as a stand-alone entity and strength of their product suite. Second, Retalix required both holdback and indemnity protection, which are solely the responsibility of the selling stockholders, and Retalix further required that the selling stockholders be subject to the market risk of holding Retalix stock, pending subsequent registration, and that the unaffiliated stockholders receive all cash. Third, the unaffiliated stockholders were paid in compliance with the applicable provisions of TCI's certificate of incorporation. Fourth, Retalix noted that TCI's Board of Directors had determined that the transaction was fair to all stockholders individually and collectively, including without limitation the unaffiliated stockholders. Finally, Retalix reviewed the fairness opinion delivered to the TCI Board of Directors in which The Mentor Group, Inc., TCI's financial advisor, opined that the transaction was fair to the unaffiliated stockholders.

19. Please refer to prior comment 43. We note your response that Citigroup did not provide and report, opinion or appraisal "relating to the consideration or the fairness of the consideration offered to TCI's shareholders, whether or not affiliates." However, any report, opinion or appraisal that is materially related to the going private transaction and was produced by an outside third party fits within the scope of Item 1015. Item 1015 is not limited to an analysis of the consideration or the fairness of the consideration in a given transaction. Moreover, there is no requirement that the report, opinion or appraisal be requested specifically for the 13e-3 transaction. Revise to provide all of the disclosure required by Item 1015 as to Citigroup. In the alternative, please expand your response to address in greater detail why you believe any written reports prepared by Citigroup


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Division of Corporation Finance
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Page 12


         are not materially related to the transaction and provide us with copies of any Citigroup written materials.

RESPONSE:
---------

         Representatives of Citigroup Global Markets Inc. have informed us that Citigroup Global Markets Inc. did not deliver a report, opinion or appraisal that related to the Rule 13e-3 transaction. Citigroup representatives participated in diligence sessions with TCI management, and assisted Retalix management in reviewing the historical financial results and projections of TCI and evaluating the potential effect the acquisition could have on the combined company's financial results. In addition, Citigroup contacted two TCI customers to survey their satisfaction with TCI and its products and services. Citigroup did not prepare any memo or similar report addressing their due diligence investigation. Citigroup did, however, communicate with Retalix management concerning the forgoing diligence efforts on a rolling basis throughout the transaction process.

         In advance of the board meeting to approve the transaction, Retalix management requested Citigroup's assistance in preparing a presentation that Retalix management would make to the Retalix board that would describe the terms of the transaction, discuss some of its merits and possible detriments, review its diligence on TCI's near term projections and present the potential effect the acquisition could have on the combined company's financial results. Citigroup assisted Retalix management in the preparation and presentation based on various assumptions and adjustments made by Retalix management to TCI's projections. Although the presentation was prepared jointly by Citigroup and management, it is not a report, opinion or appraisal of Citigroup, nor does it include one. We note that Retalix has informed us that although the most updated amount of projected 2005 revenues TCI provided to Retalix was $25.0 million, the presentation was prepared based on an earlier draft of TCI's projections that indicated projected 2005 revenues of $24.3 million. While Retalix was aware of the updated projection and the updated projection is included in the proxy statement, Retalix management did not deem the change to be of such significance to warrant revision to the presentation.

         In response to discussions with the Commission following the date of the comment letter, Retalix provided us with modified disclosure in the proxy statement to clarify Citigroup's role in the transaction. In addition, through its counsel, Retalix is also sending to the Commission on a supplemental basis a paper copy of the presentation referred to above that was provided to the Retalix board. The presentation is not required to be filed or described under
Item 1015, given that it was prepared at the request and under the direction of Retalix management for presentation to the Retalix board and does not represent a report, opinion or appraisal of a third party. Further, Retalix believes that it is immaterial to the going private transaction, and that public disclosure of this presentation would not be useful to TCI shareholders and would cause substantial competitive harm if disclosed as it contains detailed information on specific customers of TCI as well as its near-term business prospects, in addition to Retalix's own confidential internal projections. Therefore, Retalix does not believe that the presentation is required to be described in the proxy statement and requests, pursuant to


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Securities and Exchange Commission
Division of Corporation Finance
September 8, 2005
Page 13


Rule 12b-4 promulgated under the Securities Exchange Act of 1934, that the Commission return to Retalix or destroy such presentation after its review.

20. Please refer to prior comment 44. First, disclose any financial forecasts that management provided and any projections that management helped the advisor to develop. Your disclosure should address any material assumptions underlying such forecasts. Second, we note from your response that Retalix applied a discount to TCI's 2005 projections based, in part, upon its due diligence findings. Disclose the discount applied to these projections and describe the assumptions underlying them. State whether these projections were shared with other parties.

RESPONSE:
---------

         TCI's projections were updated at various points throughout the negotiation process as a result of changes in TCI's pipeline and business condition. The most updated financial forecasts provided by TCI management to Retalix have been disclosed in the proxy statement. Neither The Mentor Group nor Citigroup developed any projections as a result of their respective engagements. As a result of its and Citigroup's due diligence investigation and Retalix's experience in the industry, Retalix determined that it would apply a discount of 7% to the projected revenue levels provided by TCI and made corresponding adjustments to the other line items of the income statement. The discount applied was not shared with TCI representatives during the negotiation phase of the transaction. We have modified the disclosure in the proxy statement to disclose the discount applied and the fact that such discount was not shared with TCI representatives.

Sincerely,



William C. Manderson
of PAUL, HASTINGS, JANOFSKY & WALKER LLP